UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

(Commission File No. 1-14728)

Lan Airlines S.A.
(Translation of registrant's name in English)

Avenida Americo Vespucio Sur 901
Renca,
Santiago, Chile
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ____ No     X

MATERIAL FACT

[Lan Airlines S. A. Letterhead] Santiago, June 29, 2005

Mr. Alejandro Ferreiro Yazigi

Superintendent of Securities and Insurances

Present

To whom it may concern,

In compliance with Article 9 and the second paragraph Article 10 of Law No. 18,045, we hereby inform you of the material fact that yesterday the Board of Directors of Lan Airlines S.A. authorized the acquisition of 25 Airbus aircraft of the type A318 and/or A319. The approximate amount of the investment is US$750,000,000. The referred to aircraft are scheduled to be delivered in the second half of 2006.

In addition, the Board of Directors authorized the signing of 15 options for the acquisition of aircraft of similar characteristics.

Sincerely,

Alejandro de la Fuente Goic

Vice President of Finance

Lan Airlines S.A.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer